[redacted]

11023320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-17550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2010 (Date) AND ENDING July 31, 2011 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Goldberg & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

Suffern	New York	10901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary M. Goldberg (800) 433-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requriement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary M. Goldberg swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Goldberg & Co., Inc. as of July 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANNINE BARBOSA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6218782
Qualified in Orange County
My Commission Expires March 08, 2014

Jannine Barbosa
Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 340.17a-5(e)(3).

GARY GOLDBERG & CO., INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gary Goldberg & Co., Inc.

We have audited the accompanying statement of financial condition of Gary Goldberg & Co., Inc. as of July 31, 2011, and the related statements of income, changes in stockholders' equity (deficiency), cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company. As disclosed in Note 16 to the financial statements, generally accepted accounting principles require that certain entities under common control be consolidated by the Company. The Company has not consolidated an entity that meets the criteria for consolidation. The effects of these departures from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not reasonably determinable.

In our opinion, except for the effects of not consolidating certain entities, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Gary Goldberg & Co., Inc. as of July 31, 2011, and the results of its operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

September 26, 2011

GARY GOLDBERG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2011

ASSETS		
Cash	$	409,648
Commissions receivable		41,110
Deposit with clearing organization		50,000
Investments in unconsolidated subsidiaries, at cost		17,286
Property and equipment - at cost, net		145,468
Due from shareholder		374,086
Due from affiliate		54,371
Due from subsidiary		167
Officer's life insurance - cash surrender value		18,127
Other assets		8,055
	$	1,118,318
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Liabilities		
Accounts payable and accrued expenses	$	250,183
Due to clearing broker		30,984
		281,167
Commitments		
Liabilities subordinated to claims of general creditors		870,000
Stockholders' deficiency		
Preferred stock, 12.5% cumulative convertible, $100 par value per share, authorized 10,000 shares, issued 2,452 shares and 2,392 shares outstanding; liquidation value $100 per share		239,200
Common stock, class A - voting, $0.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and 408,900 shares outstanding		4,089
Additional paid-in capital		2,263,864
Accumulated deficit		(2,528,697)
Treasury stock, at cost, 11,350 shares of common stock - class A; and 60 shares of 12.5% cumulative convertible preferred stock		(11,305)
		(32,849)
	$	1,118,318

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2011

Revenues	
Commissions	
Insurance	$ 2,714,415
Trading	192,530
Other	60,587
	2,967,532
Expenses	
Employee compensation and benefits	1,455,826
Commission expense	12,900
Interest	67,591
Clearance charges	147,411
Communications	51,892
Occupancy	243,831
Advertising and promotional costs	152,369
Quotation services	42,188
Regulatory fees	51,952
Depreciation and amortization	14,924
Consulting	25,792
Seminars and education	46,345
Insurance	93,995
Accounting and audit	82,570
Travel and entertainment	164,653
Other operating expenses	256,556
	2,910,795
Income before taxes	56,737
Income tax provision	28,723
Net income	$ 28,014

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

YEAR ENDED JULY 31, 2011

	Capital Stock		Additional Paid-in	Accumulated	Treasury	
	Preferred	Common	Capital	Deficit	Stock	Total
Balance at August 1, 2010, as previously reported	$ 239,200	$ 4,089	$ 2,263,864	$ (2,473,535)	$ (11,305)	$ 22,313
Prior period adjustment	-	-	-	(80,054)	-	(80,054)
Balance at August 1, 2010, as restated	239,200	4,089	2,263,864	(2,553,589)	(11,305)	(57,741)
Net income	-	-	-	28,014	-	28,014
Dividends paid	-	-	-	(3,122)	-	(3,122)
Balance at July 31, 2011	$ 239,200	$ 4,089	$ 2,263,864	$ (2,528,697)	$ (11,305)	$ (32,849)

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2011

Cash flows from operating activities		
Net income	$	28,014
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		14,924
Changes in assets and liabilities		
Commissions receivable		(26,530)
Due to/from subsidiary		(83,246)
Due from affiliate		(9,158)
Other assets		(432)
Accounts payable and accrued expenses		18,222
Due to clearing broker		30,616
Net cash used in operating activities		(27,590)
Cash flows from investing activities		
Acquisition of property and equipment		(645)
Officer's life insurance - cash surrender value		7,684
Net cash provided by investing activities		7,039
Cash flows from financing activities		
Due from shareholder		75,870
Dividends paid		(3,122)
Net cash provided by financing activities		72,748
Net increase in cash		52,197
Cash, beginning of year		357,451
Cash, end of year	$	409,648
Supplemental cash flow disclosures		
Interest paid	$	68,091
Income taxes paid		5,723
Non-cash investing and financing activities:		
Disposal of fully depreciated property and equipment		69,837
Prior period adjustment made to reduce balance due from shareholder and increase beginning accumulated deficit		80,054

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JULY 31, 2011

Balance, August 1, 2010	$	870,000
Proceeds (repayment) of subordinated notes		-
Balance, July 31, 2011	$	870,000

See notes to financial statements.

GARY GOLDBERG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Gary Goldberg & Co., Inc. (the "Company") was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979, the name was again changed to Gary Goldberg & Co., Inc.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker-dealer of products consisting primarily of insurance annuities and mutual funds. The Company is headquartered in Suffern, New York and has sales offices in New York, New Jersey and Connecticut.

The Company has two wholly owned subsidiaries that have not been consolidated in these financial statements. These subsidiaries are Gary Goldberg Planning Services, Inc. ("GGPS"), which provides investment advisory services, and Gary Goldberg Advisory Services, Inc. ("GGAS"), which is currently inactive. Generally accepted accounting principles ("GAAP") require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives or the term of the lease, whichever is shorter.

Revenue Recognition
Commission income received from a clearing organization from the sale of mutual fund shares is recorded on a settlement date basis. Commissions derived from the marketing of insurance investments and annuity investments are recorded on a trade date basis.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Promotion
The Company expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the year ended July 31, 2011 totaled $152,369.

Income Taxes
Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards as well as differences relating to depreciation and unrealized losses on marketable securities. Deferred income taxes represent the future tax consequences of those differences that will either be taxable or deductible when the assets and liabilities are recovered or settled.

Federal, state and local income tax returns for years prior to 2008 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on September 26, 2011. Management has evaluated subsequent events through this date.

2 - COMMISSIONS RECEIVABLE

The Company had receivables of $41,110 as of July 31, 2011, which were due from insurance providers for commissions it earned on customers' transactions.

3 - DEPOSITS WITH CLEARING ORGANIZATION

The Company has a clearing deposit of $50,000 with the clearing broker, pursuant to requirements set forth by the clearing broker. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $50,000.

3 - DEPOSITS WITH CLEARING ORGANIZATION (Continued)

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization, under an agreement with an initial term expiring May 2015. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated any time after the initial term by either party after giving 90 days written notice.

4 - INVESTMENTS IN SUBSIDIARIES

Investments in wholly-owned subsidiaries, at cost, consist of the following:

Gary Goldberg Planning Services, Inc.	$	16,286
Gary Goldberg Advisory Services, Inc.		1,000
	$	17,286

The Company has not consolidated these subsidiaries, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations and cash flows of the Company are not reasonably determinable.

5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$	507,944
Office equipment		32,495
Leasehold improvements		159,259
Telephone equipment		
		794,255
Less - Accumulated depreciation and amortization		648,787
	$	145,468

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated notes are held by Joan Goldberg. Joan Goldberg is a member of the Board of Directors and the wife of Gary M. Goldberg. Interest expense related to these notes was approximately $67,000 for the year ended July 31, 2011.

Borrowings under these subordination agreements consist of the following:

Maturity Date	Annual Interest Rate	Principal Amount
April 30, 2013	10%	$ 570,000
June 30, 2013	10%	100,000
November 1, 2013	Variable, based on rate earned on deposit with clearing broker	200,000
		$ 870,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

7 - PREFERRED STOCK

Each share of preferred stock is convertible into 50 shares of class A - voting common stock, at any time at the option of the holder. The owner of 92% of preferred stock (see Note 9) has waived his right to receive dividends.

8 - INCOME TAXES

The Company files consolidated Federal and combined state income tax returns with its wholly-owned subsidiaries, GGPS and GGAS. Material tax effects arising from this consolidation are credited or charged to the inter-company accounts when applicable and the corresponding income tax provision (benefit) is recorded by the Company. As of July 31, 2011, income tax related credits included in the amount due from subsidiary totaled approximately $23,000.

8 - INCOME TAXES (Continued)

The provision for income taxes consists of the following:

Current	
Federal	$ 14,000
State	14,723
	$ 28,723

The Federal tax provision differs from the tax provision resulting from the application of the Federal statutory rate, primarily due to non-deductible meals and entertainment and the state income tax provision.

9 - RELATED PARTY TRANSACTIONS

Majority Shareholder
Gary M. Goldberg, President and CEO, owns approximately 92% of the common stock of the Company. Pursuant to an employment agreement with the Company covering the year ended July 31, 2011, he received compensation in the form of a base salary totaling $150,000, plus benefits as defined in the agreement.

Preferred Stock
Approximately 92% of the preferred stock is held by a trust, the beneficiaries of which are family members of Gary M. Goldberg.

Stock Dividends
Gary M. Goldberg has waived his right to receive dividends on his common stock holdings. The trust has waived its right to receive dividends on its preferred stock holdings.

Due From Shareholder
As of July 31, 2011, the Company had advanced $374,086 to Gary M. Goldberg, which is due on demand. The advances are non-interest bearing.

Due From Affiliate
The Company made advances to an affiliate totaling $54,371 as of July 31, 2011, which are due on demand. The advances are non-interest bearing.

9 - RELATED PARTY TRANSACTIONS (Continued)

Operating Expenses

Certain expenses, consisting primarily of occupancy, travel and entertainment, and office expenses, are allocated between the Company and its subsidiary, GGPS, under an expense sharing agreement. Under the terms of the agreement, most expenses are allocated 50% to each entity. Under the amendment effective August 1, 2010, all venue costs and costs of marketing are allocated 90% to GGPS and 10% to GGCO. These expenses are included in seminars and education in the accompanying statement of income. As of July 31, 2011, the Company has a balance of $167 due from GGPS relating to these expense allocations.

Employee Compensation and Benefits

Most employees of the Company are also employees of GGPS. All employees are paid by GGPS and the respective salaries are then allocated to the Company based on services provided. Employee benefits are also allocated between the two companies.

Legal Expenses

Legal fees of approximately $9,000 were paid to a law firm in which an individual member of that firm is also a Director and Officer of the Company.

See Notes 6 and 11 for additional related party information.

10 - PENSION AND PROFIT SHARING

The Company has a safe harbor 401(k) plan which covers substantially all full time employees. In accordance with the provisions of section 401(k) of the internal revenue code, participants are permitted to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a nonselective basis to each eligible participant as described by the plan and may not be less than 3% of an employee's compensation. In addition, the employer may make a discretionary profit sharing contribution subject to certain limitations. Pension plan expense for the year ended July 31, 2011 was $66,207.

11 - COMMITMENTS

Facility Leases

The Company leases office space in Suffern, New York from Goldberg Montebello, LLC, an entity owned by Gary and Joan Goldberg. The lease expires February 28, 2016 and requires monthly payments of $9,757 plus a pro-rata portion of operating and maintenance expenses and real estate taxes.

11 - COMMITMENTS (Continued)

Facility Leases (Continued)
The Company leases additional office space at locations in New York and Connecticut under annual leases expiring on various dates through 2015.

Rent expense totaled $224,906 for the year ended July 31, 2011, including rent paid to the related party of $160,416.

Vehicle Leases
The Company leases vehicles under operating leases expiring at various periods through 2016. Lease expense for these vehicles totaled approximately $30,300 for the year ended July 31, 2011.

Future minimum commitments under all operating leases are as follows:

Year Ending July 31,	
2012	$ 201,356
2013	188,557
2014	186,148
2015	159,324
2016	79,186
	$ 814,571

Employment Agreements
Gary M. Goldberg had an employment agreement with the Company that provided for compensation in the form of salary, commissions, incentive bonuses, and benefits. Under the terms of a new agreement effective August 1, 2011, Mr. Goldberg's compensation is to include an annual base salary of $500,000, an annual performance bonus as approved by the Board of Directors based on Company profitability, and certain benefits, as defined. The agreement also provides for certain payments to him, his wife and/or his estate in the event of his disability or death.

The Company has entered into annual employment agreements with certain other key employees that provide for a period of compensation under certain conditions.

GARY GOLDBERG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

12 - GUARANTEES

The Company entered into a guarantee agreement under which it guarantees certain amounts due to the preferred shareholders of GGPS upon the occurrence of a redemption event, as defined, and may not transfer its shares of common stock of GGPS unless the transferee agrees to assume this guarantee. As of July 31, 2011 no redemption event has taken place.

13 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen times net capital. At July 31, 2011, the Company had net capital of $237,718, which exceeds requirements by $218,974. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

14 - MAJOR SOURCES OF REVENUE

The Company earned commission revenue on sales from two annuity products offered by two major insurance providers, which accounted for 72% and 12% of sales for the year ended July 31, 2011. Related commissions receivable totaled $6,880 at July 31, 2011.

15- PRIOR PERIOD ADJUSTMENT

Accumulated deficit at July 31, 2010 has been restated to correct errors made in prior years. Certain Company expenses were improperly classified as personal expenses of the majority shareholder. The expenditures were charged to the due from shareholder account during the years ended July 31, 2010 and 2009. Had the errors not been made, travel and entertainment and certain other operating expenses would have increased and net income would have decreased in the amount of $44,614 and $35,440 for the years ending July 31, 2010 and 2009, respectively.

16 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Under certain conditions, generally accepted accounting principles require the consolidation of entities where the usual condition (ownership of a majority voting interest) of consolidation does not apply. If a controlling financial interest exists through arrangements that do not involve voting interests, a company may have exposure (variable interest) to the economic risks and potential rewards from the activities of variable interest entities ("VIE"). If a company holds a majority of the variable interests of another entity, it is considered the primary beneficiary, and consolidation of the VIE is required.

Under the above guidelines, the Company has control over an entity that is considered to be a VIE. The entity owns real estate, a significant portion of which is leased to the Company and to GGPS. The Company is considered to be the primary beneficiary of the activities of this entity.

The Company has not consolidated the VIE, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not reasonably determinable.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF JULY 31, 2011

GARY GOLDBERG & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2011

Computation of net capital		
Total stockholders' deficiency	$	(32,849)
Additions		
Liabilities subordinated to claims of general creditors		870,000
		837,151
Deductions and/or charges		
Non-allowable assets		599,433
Net capital	$	237,718
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	281,167
Aggregate indebtedness	$	281,167
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	18,744
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	18,744
Excess net capital	$	218,974
Excess net capital at 1000 percent	$	209,601
Ratio - Aggregate indebtedness to net capital		1.18 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of July 31, 2011)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	308,661
Decreases resulting from July 31, 2011 audit adjustments, net		(70,943)
Net capital, as included in this report	$	237,718

GARY GOLDBERG & CO., INC.

SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3

JULY 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Gary Goldberg & Co., Inc.

In planning and performing our audit of the financial statements of Gary Goldberg & Co., Inc. (the "Company"), as of and for the year ended July 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weaknesses, as defined above. The Company failed to appropriately classify certain expenses in prior periods which resulted in a correction of prior period errors and an adjustment to beginning accumulated deficit of $80,054 on the Company's books. Additionally, the Company failed to adjust certain assets and liabilities as of July 31, 2011, which resulted in a decrease in net income for the year ended July 31, 2011 of approximately $29,982. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended July 31, 2011 and this report does not affect our report thereon dated September 26, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2011, to meet the SEC's objectives, except as noted in the preceding paragraph

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
September 26, 2011

GARY GOLDBERG & CO., INC.

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2011

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

GARY GOLDBERG & CO., INC.

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2011

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Gary Goldberg & Co., Inc.

In accordance with rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2011, which were agreed to by Gary Goldberg & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Gary Goldberg & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gary Goldberg & Co., Inc.'s management is responsible for Gary Goldberg & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

September 26, 2011

GARY GOLDBERG & CO., INC.

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED JULY 31, 2011

Period Covered	Date Paid	Amount
General assessment reconciliation for the period August 1, 2010 to July 31, 2011		$ 270.21
Payment schedule:		
SIPC-6	3/16/2011	2,005.10
Overpayment applied to subsequent year		($ 1,734.89)